Exhibit 99.3

June 1, 2017

FVE Managers, Inc.
400 Centre Street
Newton, Massachusetts 02458
Attn: Mr. Bruce J. Mackey Jr.

Re:	Tiffany Court, 1866 San Miguel Drive, Walnut Creek, California 94896 (“Tiffany Court”)
Dear Bruce:
Reference is made to that certain Management Agreement, dated as of December 1, 2011, between FVE Managers, Inc. and SNH CALI Tenant LLC (the “Management Agreement”), as affected by that certain Pooling Agreement No. 3, dated as of July 1, 2016, among FVE Managers, Inc., SNH CALI Tenant LLC and certain other affiliates of Senior Housing Properties Trust ("Pooling Agreement No. 3"). Capitalized terms used and not otherwise defined in this letter shall have the meanings given such terms in the Management Agreement or Pooling Agreement No. 3, as applicable.
Manager manages Tiffany Court for the account of SNH TRS pursuant to the Management Agreement and Pooling Agreement No. 3. The purpose of this letter is to document certain agreements between Manager and the TRSes regarding certain proposed renovations at Tiffany Court, including the proposed addition of 24 units of memory care and an underground parking garage for 38 vehicles on an adjacent parcel of land at a budgeted cost of approximately $8,556,730 (the “Tiffany Court Renovation Project”). The budgeted cost for the Tiffany Court Renovation Project does not include costs associated with the acquisition of certain land and improvements adjacent to Tiffany Court which were purchased by an affiliate of SNH TRS for $1,350,000 in June 2014 (the “Tiffany Court Adjacent Land”).
Notwithstanding anything contained in the Management Agreement to the contrary, from and after the date of this letter until the Normalized Return Date (as defined below), the portion of the SNH TRS Priority Return payable in connection with the Invested Capital related to the Tiffany Court Renovation Project (including the acquisition costs for the Tiffany Court Adjacent Land) shall be an annual amount equal to the product of (x) the interest rate payable by Senior Housing Properties Trust under that certain Credit Agreement, dated as of June 24, 2011, among Senior Housing Properties Trust, Wells Fargo Bank, National Association, as Administrative Agent, and each of the other financial institutions initially a signatory thereto (as it may be amended, modified, restated or replaced from time to time) as of each such disbursement date plus two hundred (200) basis points multiplied by (y) the amount of such Invested Capital. However, upon the earlier to occur of (a) the first anniversary of the first day of the month during which all certificates of occupancy have been issued for the Tiffany Court Renovation Project or (b) the third anniversary of the date of this letter (such date, the “Normalized Return Date”), the SNH TRS Priority Return shall be increased to reflect the SNH TRS Priority Return which would otherwise have been payable under the Management Agreement but for the preceding sentence.
Notwithstanding anything contained in Section 5.01 of the Pooling Agreement to the contrary, any Priority Return Shortfall attributable to the period prior to the earlier to occur of (x) the January 1st following the anniversary of the date on which a certificate of occupancy is issued for the Tiffany Court Renovation Project or (y) January 1, 2021 (the “Stabilization Date”) shall not be considered for purposes of determining whether the TRSes shall have the right to exercise their termination rights under Section 5.01 of the Pooling Agreement. For the avoidance of doubt, the first calendar year that may be considered for purposes of determining whether a Priority Return Shortfall shall be the calendar year commencing on the Stabilization Date.
Notwithstanding anything contained in Section 5.02 of the Pooling Agreement to the contrary, periods prior to the Stabilization Date shall not be considered for purposes of determining whether Manager shall have the right to designate Tiffany Court as a Non-Economic Facility under Section 5.02 of the Pooling Agreement. For the avoidance of doubt, the first calendar year that may be considered for purposes of determining whether Manager shall have the right to designate Tiffany Court as a Non-Economic Facility under Section 5.02 of the Pooling Agreement shall be calendar year commencing on the Stabilization Date.

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By countersigning this letter below, each party hereto agrees to be bound by all of the terms and provisions set forth in this letter.
ACKNOWLEDGED AND AGREED:
MANAGER:
FVE MANAGERS, INC.

By:/s/ Bruce J. Mackey Jr.
Bruce J. Mackey Jr.
President

TRSes:
SNH BRFL TENANT LLC
SNH CALI TENANT LLC
SNH CCMD TENANT LLC
SNH PLFL TENANT LLC
SNH SE BARRINGTON BOYNTON LLC
SNH SE TENANT TRS, INC.
By:/s/ Richard W. Siedel, Jr.
Richard W. Siedel, Jr.
President